May 11, 2007

Filed as Correspondence Via EDGAR

Division of Corporate Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Attn: Gregory S. Belliston

RE:    OXIS International, Inc.
   Post-Effective Amendments to Form SB-2 Registration Statements
   Filed May 9, 2007
  (File Nos. 333-123008 and 333-139216)

Dear Mr. Belliston:

OXIS International, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (“Commission”) take appropriate action to make the above-captioned registration statement, as amended, be ordered effective as soon as practicable.

The Company acknowledges that:

1.  should the Commission or the staff, acting pursuant to delegated authority, declare the filings effective, it does not foreclose the Commission from taking any action with respect to the filings;

2.  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filings effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filings; and

3.  the Company may not assert staff comments and the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      Very truly yours,

      /s/ Marvin S. Hausman
      Marvin S. Hausman
      CEO, OXIS International, Inc.

cc:  Edgar D. Park, Richardson & Patel